Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

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The following is a transcript of the presentation that AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. held with investors and analysts on November 30, 2005.

Lazard Capital Markets 2005 Life Sciences Conference

Corgentech, Inc. – John McLaughlin

Moderator: Good morning everyone. I am Fabrice Digiusto, specialty pharma research associate at Lazard Capital Markets. We are pleased to introduce Corgentech. Presenting today from the company is John McLaughlin, CEO.

John McLaughlin: Fabrice, thanks very much. Good morning, welcome to the Corgentech / AlgoRx presentation. Our presentation contains forward-looking statements. For additional information with respect to those forward-looking statements, please see our most recent 10-K/A, 10-Q and S-4. Before merging with AlgoRx, we looked at about 80 companies in a number of therapeutic areas, and what attracted us to the pain management field is captured in the next couple of slides. The first slide here shows you the substantial number of patients, by the way, all of which are targeted in the pipeline of the combined company. You can see 75 million postoperative pain, and big numbers all the way down. The second feature that attracted us was that this is a field where there is unmet or unserved medical need. Virtually all of the products on the market or in clinical studies have one or more of these shortcomings. Slow onset of action, insufficient efficacy, side effects, addictive potential, frequency of dosing or lack of site specificity.

When we put the two companies together, we think it gives a profile that is rare as it relates to other biotech companies. We have four drugs in different stages of development, each have a unique mechanism of action offering risk diversification for our shareholders. Each is approvable for multiple indications. In the case of pain management, there are clinical settings within the general field of pain management for which drugs could be approved. Common to all of the products that we looked at, and true of these is they can be marketed with a specialty sales force. I will give you some examples of size of the sales forces that you will see. All of them are around 100 or less, and what was unique from our perspective was, in a company like AlgoRx where you have products in Phase 3, Phase 2 and soon to enter Phase 1, all of the rights were 100% owned. At Corgentech, you may recall, we struck a very favorable deal with BMS. At the time it was considered the third most favorable Phase 3 deal done, so that is an attractive feature from us in terms of flexibility to be able to partner.

The most advanced product in the combine portfolio is ALGRX 3268 for the reduction of pain associated with venipuncture. Since we announced the deal on September 26, we have reported data from two statistically significant Phase 3 trials. We anticipate filing an NDA in 2006, and we will look for an approval in 2007. We are working to integrate the management teams, and are far down the road in that respect, and we are also announcing the projected combined cash at the end of the year. The two companies will have $90 million. If you look at this pipeline, it is a nicely staggered pipeline. Phase 3, 2, Phase 1/2 and soon to enter the clinic, and again, I think there are very few biotech companies out there that have a portfolio as nicely staggered.

Since the time of the announcement, we have been delivering on our promises. We said we would deliver Phase 3 data from one clinical trial, we did. Phase 2 data from Morton’s neuroma, we did. Phase 3 data from the second Phase 3 trial, we did. We are on track to deliver data from the two Phase 1/2 trials for NF kappa B Decoy in the first quarter, and we will, and expect to see a start of ALGRX 1207 in the first half of 2006.

Turning to the most advance product ALGRX 3268, this is a topical local anaesthetic. These are small particles of lidocaine accelerated into the skin by gas, so this is a needle free delivery system, one of the key attributes of the product, but perhaps the most distinguishing attribute is its rapidity of onset of action, one minute, and I will show you why that is important, because I can compare to the other products on the market. Other favorable attributes are we do not see any vasoconstriction associated with this product, and unlike the currently marketed products, this is much easier to use. You do not have to apply it for 60 minutes, let it sit there, and cover with a bandage, and then take it off at that time. To focus on the two Phase 3s for a second, these are the two trials required for approval. As you can see, they are replicates in terms of their endpoints, both highly statistically significant, [0.007, 0.002]. In both cases, over 500 patients with a one-to-one randomization, multi center placebo controlled trials, six and nine sites respectively, safety was well tolerated. To talk about the key distinguishing characteristic, onset of action, here you can see a comparison with Emla, which is a marketed product based on its package insert, and you can see it requires pre-treatment for 60 minutes to achieve the required degree of anesthesia. Contrast that with ALGRX 3268 where the same degree of anesthesia is achieved in one minute.

Compliments to the folks at AlgoRx with a small group of 20 plus employees, you can see the substantial number of trials just for this particular product that they have conducted, at this point over 2200 patients have been exposed, adults, children, and it is based on these data that we file an NDA next year. As I said, we will look for an approval in 2007. You may have noticed that there is a device component to this, because it is a one time disposable device, it is in fact treated as a drug, and will be reviewed by the anesthesia and acute care division of the FDA. Turn to the commercial potential for ALGRX 3268, you can see here the procedure numbers that we are focused on, pediatric and hospital procedures 18 million, adult ER 89 million, dialysis patient visits 46 plus million, and that does not include the physicians offices, clinical labs and blood donation centers. Our initial focus here is going to be the pediatric market. Currently, about 12% of those patients receive some sort of topical local anesthetic prior to venipuncture procedures, typically it is Emla, and the reason for that low penetration rate is twofold. One of which is the slow onset of action. As you noticed, it takes about 60 minutes for Emla, the market leader. The other is, frankly, there has not been any promotional activity behind those products. We think, given the superior product profile of ALGRX 3268, faster onset of action, needleless injection, and with some promotional activity, we cannot only grow into that 2.1 million, but actually expand the market with a sales force of about 25 to 35 reps.

If you look at the key attributes of ALGRX 3268, and compare to Emla, the market leader, you can see efficacy, they are comparable, but notice, in all other attributes, ease of use, onset of action, duration and adverse reactions all favor ALGRX 3268.

To look at the commercial potential for a second, we think because of the superior product profile and promotional efforts, that we think it is fair to target a promotional range of about 50 to $60 million. Obviously, there is upside to that depending upon what kind of penetration we can make into these other markets, the adult ER market, for example, but this is a safe band to look at. We have been asked, what is the cost of goods? At a commercial scale, we anticipate to be around $2.50 to $3.50, and notice here, what we are looking at are prices ranging from 50% to 100% premium over existing products. This bulls eye really captures how we intend to promote the product, as I said, starting initially at the bulls eye center in hospital pediatric, eventually moving out to the in hospital adults, and then potentially with partners into hemodialysis centers as well as physician offices, clinical labs and blood donation centers.

The second most advanced product is ALGRX 4975. This is also known as capsaicin, and what this does is it binds a non selective ion channel, and these are receptives are found on C Neurons, and what it does is when it binds, it activates that channel, and after a few minutes, this causes bio-chemical degradation of that channel. The result of that is, a single administration of the drug provides anesthesia for two to three months, while that bio-chemical channel grows back. What is attractive about C Neurons as a target is, these are most responsible for transmission long-term pain. It does not affect, for example, motor skills, temperature sensation and it thus makes it a very attractive target from the patient’s perspective. The other distinguishing characteristic of this product is, it is not opioid based, and we do not see the side effects associated with opioid based therapies. You can see here, the long list of trials completed, or ongoing with respect to ALGRX 4975. They fall into three general categories, post surgical pain, neuropathic pain and musculoskeletal pain, see some are complete, some are ongoing. Bigger reason to think, to look behind that just for a second a say, okay, why are you doing a trial for example bunionectomy? It is an excellent model for post surgical pain, which eventually leads you into the joint replacement market. Morton’s neuroma, an excellent model for a trauma induced neuropathic pain, leading into CRPS. Tendonitis, osteoarthritis—more clear in terms of its musculoskeletal pain, and eventually leading into a market of delayed progression to surgery.

Focusing on the post surgical pain trials for just a second, bunionectomy, you can see is completed, and we have a busy news flow over the next couple of quarters. You can see cholesystectomy is due in the first quarter, and total knee and hernia repair both due in the second quarter. Recently, we reported data from a Phase 2 trial investigating ALGRX 4975 for the treatment of Morton’s neuroma. This is a painful condition that exists in the foot. Nerves run along the bottom of the foot and trauma to those nerves along the bottom of the foot caused by running, wearing high heels, being on your feet for long periods of time, cause a thickness in those nerves known as a neuroma. Corticosteroids are sometimes used for these, but they are poorly tolerated. Other alternatives are alcohol injections or surgical intervention to remove the nerve, both of those result in numbness of the foot, and neither are attractive for that reason to patients. In this particular trial, you can see it is just under 60 patients, and you are looking at a single administration of the drug into the neuroma. You can see patients are almost evenly split between treated and untreated. The primary endpoint was achieved here with statistical significance of 0.0188, and you see a dramatic reduction, 63% compared to 38% in treated versus untreated patients respectively, and the drug was well tolerated.

To focus on the commercial opportunities for 4975 for a second, focusing just on the first two, post surgical and local neuropathic pain, you can see a whopping 5.6 million procedures in the U.S. alone. So look at the attributes of the product compared to opioids, efficacy note is comparable, onset of action comparable, but if you look at dosing duration and safety, all favor ALGRX 4975. To try and quantify the existing markets looking at post-operative pain, currently the drug revenues are about $1.7 billion annually. All of these patients experienced some level of post-operative pain and it is problematic. There’s an increasing body of literature outside of AlgoRx and Corgentech which shows that poor pain management results in longer length of stay, longer recovery times and poorer patient outcomes.

Looking at the trauma-induced neuropathic pain market, there’s approximately 1.2 million Americans who suffer from this condition. It occurs about 10% of the time following general surgeries and 30% following orthopedic surgeries. Some commonly associated general and orthopedic surgeries are listed here for your review. There are no drugs approved for Morton’s Neuroma or other trauma induced neuropathic pains. You see a substantial amount of off-label use by several drugs including Neurontin, and right now their sales look like about 1.9 billion in the U.S. alone. Despite the fact that these drugs are used concurrently, only about 50% of the patients experience some relief and all of these drugs are associated with significant side effects.

When we look at the product profile and we look at the size of the market, we believe that there is a significant unmet medical need here. The product profile is attractive compared to those of our under market in studies. We look at the surgical volume, we look at the target audience of prescribers and believe this has blockbuster potential and it could be dealt with a sales force. So between 30 and 150 increasing as the number of indications increase.

Turning to the third product in our portfolio, NF kappa B Decoy or Avrina™, we’re studying this for the treatment of eczema. Eczema is a condition that is characterized by red cracked itchy skin. These are patients that are susceptible to staph infections, it’s very common in the United States and worldwide. And about 10 to 20% of the patient population in developed countries are children. We were attracted to this indication because, while there are two classes of therapies that are approved, both of them have significant shortcomings, and the two classes are steroids and calcineurin inhibitors.

Steroids, the safety issues are well known. They’re very efficacious but it’s the safety profile that causes concern, particularly with a pediatric and child population. The calcineurin inhibitors had an excellent safety profile until just recently an FDA Advisory Committee recommended they be given a black-box cancer warning and that’s under discussion right now. We are currently in a process of conducting two Phase 1/2 trials, one is in the United States which has enrolled already 75 patients. The other is outside the United States and will enroll about 120 patients and we’re looking at different doses and different dosing schedules. We’re expecting data from both of those trials in the first quarter of ‘06 and are on schedule to deliver it.

A small excerpt of the substantial body of preclinical data investigating NF kappa B Decoy, this is a treatment model. So what that means is you allow the disease to occur and then you introduce therapy. You can see the NF kappa B Decoy in red and Betamethasone, a potent steroid commonly used to treat these patients, in blue. Notice that the onset of action of the NF kappa B Decoy is as rapid as seen with steroids. And again the problem with steroids is not efficacy, they’re very efficacious, it’s safety.

One thing to note is, when treatment ceases, the patients often complain that they have a reflare of disease and it’s replicated in this model. You can see the rebound upon cessation of treatment with Betamethasone. Notice that with respect to NF kappa B Decoy, you have a suppression of the fundamental biology of the disease state and you get some durable effect. Now to be clear, at some point that NF kappa B Decoy line is going to come back up after treatment. What it does give us hope though is that in fact we will have a more favorable dosing schedule and here you can see some of the key attributes of NF kappa B compared to the other two classes of drugs on the markets, steroids and calcineurin inhibitors. You can see with respect to efficacy comparable to steroids and better than calcineurin inhibitors based on our preclinical data. We hope to have an advantage with respect to dosing, which is important in a topical application like this. Once a day is a big advantage compared to twice a day or more frequently. You can see with respect to side effects and other attributes, all favor NF kappa B Decoy.

One of the things you have to ask yourself before jumping into a market that was largely dominated by cheap steroids as depicted here in green at the bottom, is how am I going to be -- how successful can I be in such a market? Fortunately Protopic and Elidel have helped answer that question for us, launching in 2000 and 2001 with premium pricing in those markets. Notice focusing just on their safety advantage, they have been able to more than double the market, yet they currently account for only 1 in 5 of the prescriptions written, leaving substantial room for competition, particularly if you have a nice profile where you have advantages on safety, efficacy and potentially dosing. The other question is in terms of the prescriber base, you’ll notice that better than two-thirds of the patients see either a pediatrician or a dermatologist. What’s attractive from our perspective is that even of those who see a pediatrician, better than 70% of them eventually end up in a dermatology visit, which means you can call on this prescriber base effectively with a sales force of 50 or less.

Moving to the fourth and earliest product in the profile, this is ALGRX 1207, it’s a new chemical entity which is really quite exciting given its deep rapid penetration of skin and long duration of action. It’s currently in IND-enabling studies and we anticipate starting clinical trials, a Phase 1 trial in the first half of 2006. Here’s a little preclinical data to help show why we’re excited about this, and let me start with the panel on the right if I may. What we’re comparing here is area up under the curve. If you talk to most anesthesiologists, they believe that to be clinically significant, you have to have at least 70% or greater anesthesia. And what you’re looking at here is Lidocaine and this blue bar is the duration of 70% or greater anesthesia. Contrast that with the dramatically bigger pink bar for ALGRX 1207 affording clinically significant anesthesia for just under six hours.

Now what we’ve done is we’ve taken a small slice of that data, marked by this black box, and pulled it over here to the left to break out rapidity of onset of action, which is also important to the patients. And again notice, thinking about 70% in terms of anesthesia, you’re there in about 10 minutes with respect to ALGRX 1207. Contrast that with Lidocaine where here you are 30 minutes and you see it’s just beginning to have onset of action. We’re very excited about this product, even though it’s early in the development cycle, because it targets some significant neuropathic markets such as that induced by diabetes, chemotherapy induced and other patient populations. You can get some sense here of the competing drugs that are on the market. You can see they have premium pricing and substantial sales.

To wind up, we think that with a portfolio of four products in Phase 3, soon to file for approval, Phase 2, Phase 1/2 and Phase 1, we offer an attractive opportunity perhaps no better highlighted than this financial slide where we’re looking at certain companies selected by Piper Jaffray that are focused on pain and CNS. And you can see there their mean and median market caps contrast that with where Corgentech is today. Currently about $200 million if you assume that the market has digested the deal, and we think at this point Corgentech represents a very attractive buying opportunity for investors.

Thank you very much and we’ll be available in the Winslow Room for breakout question and answer.